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                                                                    THE HARTFORD



March 9, 2005



Securities and Exchange Commission
450 Fifth Street, N.W., Stop 5-6
Washington, D.C. 20549

Re:   Hartford Life Insurance Company
      Separate Account Twelve
      File No. 333-114404

Commissioner:

On Friday, February 18, 2005, we inadvertently filed the above referenced registration statement pursuant to S-6/A via EDGAR. This mistake was brought to our attention by the SEC on Tuesday March 8, 2005.

Pursuant to Rule 477(a), the Registrant hereby respectfully requests that the filing on Form S-6 which was transmitted on February 18, 2005 and described on its cover as Post-Effective Amendment No. 1 (File No. 333-114404) be withdrawn.

Sincerely,

/s/ Shane Daly

Shane DalY
Associate Counsel


cc: Tu Tha, SEC Examiner